Exhibit 99.1

Eros International Plc Reports First Quarter Fiscal Year 2015 Results

Financial Highlights

First Quarter Ended June 30, 2014

•	Revenues increased by 10.7% to $45.4 million, compared to $41.0 million in the prior year period
•	Currency comparable revenues increased by 15.2%
•	Adjusted EBITDA decreased by 4.7% to $8.1 million, compared to $8.5 million in the prior year period. Adjusted EBITDA was marginally lower due to the mix of releases and timing of catalogue revenues
•	Net income decreased by 129.5% to a $2.6 million loss, compared to a profit of $8.8 million in the prior year period

A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income are included at the end of this release. See also "Non-GAAP Financial Measures".

London, UK - August 21, 2014: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported financial results for the first quarter ended June 30, 2014.

Jyoti Deshpande, Eros’ Managing Director and Chief Executive Officer, said, " I am pleased to report that our first quarter results are in line with our expectations based on the mix of films we released this quarter. We continue to successfully execute our strategy of investing in high quality Hindi and regional language films that we distribute globally and monetize across traditional and emerging distribution channels. In the first quarter, we had strong pre-sales which remains a core part of our de-risking strategy with the much-awaited Tamil film Kochadaiyaan as the main tent-pole film for the quarter supported by several medium budget international only releases and valuable contributions from our library of 2,300 films. We are also pleased to have successfully completed our follow-on equity offering, which further strengthens our balance sheet, increases our float, and provides investors with additional investment opportunities.

“Our Eros Now online service continues to gain momentum as we add more free and premium subscribers. The proposed acquisition of Techzone will be a key component of the growth of ErosNow by providing a strategic advantage especially over the mobile monetization platforms. In addition, our recent acquisition of the worldwide online rights of the popular Zee TV shows in addition to content we acquired from Viacom and UTV in the past, significantly broadens our content offering.

Added Ms. Deshpande, “We believe that the marketplace for Indian entertainment is robust and that we have a strategy that will enable us to deliver content to consumers not just in India, but around the globe.”

Operational Highlights

•	In July , 2014, Eros completed a follow-on offering on the NYSE of 6,787,445 A ordinary shares at a price to the public of $14.50 per share, raising approximately $92 million in net proceeds to the Company.

•	Strong Fiscal 2015 Film Slate: Kochadaaiyaan has already been released with forthcoming releases include Aagadu, Action Jackson, Happy Ending, Uttama Villain, Tewar, NH 10, Untitled (by Balki), Badlapur (by Sriram Raghavan) and Tamil untitled (Ajith). Slate visibility is an important strategy employed by Eros as it allows the Company to manage its portfolio of films by pre-selling, de-risking and bringing some predictability to the Company’s annual results.

Eros International Plc Financial Highlights:

	Three Months Ended June 30,
(dollars in millions)	2014	2013	% change
Revenue	$45.4	$41.0	10.7%

Gross Profit	12.1	12.6	(4.0%	)

Operating profit	2.2	8.2	(73.2%	)

Adjusted EBITDA(1)	8.1	8.5	(4.7%	)

______________

(1) A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income are included at the end of this release. See also "Non-GAAP Financial Measures".

Constant currency comparable revenues for the three months ended June 30, 2014 and the three months ended June 30, 2013 are $45.4 million and $39.4 million, respectively, based on the average rates of exchange for the three months ended June 30, 2014. In the three months ended June 30, 2014 and the three months ended June 30, 2013, the average rate of exchange used to convert Indian Rupee to U.S. dollars were INR 59.9 to $1.00 and INR 55.7 to $1.00, respectively.

Financial Results For The Three Months Ended June 30, 2014

Revenue

Revenue increased by 10.7% to $45.4 million in the three months ended June 30, 2014, compared to $41.0 million in the three months ended June 30, 2013. Eros released nine new films in the three months ended June 30, 2014, including one high budget film,three medium budget films and five low budget films, compared to sixteen films in the three months ended June 30, 2013, of which six were medium budget films and ten were low budget films.

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended June 30, 2014, the aggregate revenue from theatrical, television syndication and digital and ancillary was $19.1 million, $15.5 million and $10.8 million, respectively, compared to $21.6 million, $12.4 million and $7.0 million, respectively, for the three months ended June 30, 2013.

Revenue by customer location from India increased 11.7% to $24.9 million in the three months ended June 30, 2014, compared to $22.3 million in the three months ended June 30, 2013, due to overall increases in revenue from comparable new releases offset by a reduction in revenue due to lower translation of Indian Rupee revenues when converted into US Dollars as a result of exchange rate movement.

Revenue from Europe increased 252.4 % to $7.4 million in the three months ended June 30, 2014, compared to $2.1 million in the three months ended June 30, 2013, primarily due to overall increases in revenue from catalogue and production services offset by lower theatrical revenues from new releases.

Revenue from North America decreased 54.5% to $ 1.5 million in the three months ended June 30, 2014, compared to $3.3 million in the three months ended June 30, 2013 reflecting the theatrical revenue mix of regional and Hindi film releases in the two periods.

Revenue from the rest of the world decreased 12.8% to $11.6 million in the three months ended June 30, 2014, compared to $13.3 million in the three months ended June 30, 2013, due to a reduction in television syndication and digital revenues.

Cost of sales

Cost of sales increased by 16.9% to $33.2 million in the three months ended June 30, 2014, compared to $28.4 million in the three months ended June 30, 2013, primarily due to an increase in amortization costs of $4.4 million reflecting additions to the catalogue films and prior released content, and an increase in print and advertising costs of $1.5 million due to the change in the film release pattern in the comparable quarters.

Gross profit

Gross profit was $12.1 million in the three months ended June 30, 2014, compared to $12.6 million in the three months ended June 30, 2013. The decrease in gross profit margin for the three months ended June 30, 2014 is primarily attributable to increased costs in proportion to revenues generated by the new release slate as well as the timing of contribution on revenue from catalogue sales. As a percentage of revenues our gross profit margin decreased to 26.8% in the three months ended June 30, 2014 compared to 30.7% in the three months ended June 30, 2013.

Adjusted EBITDA

Adjusted EBITDA was $8.1 million in the three months ended June 30, 2014 compared to $8.5 million in the three months ended June 30, 2013. The decrease in Adjusted EBITDA is primarily attributable to the mix of releases and timing of catalogue revenues together with higher administrative costs (excluding share based payment) offset by foreign currency gains.

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million, Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Conference Call

Eros will host a conference call today at 8:30 a.m. ET. To access the call please dial (888) 753-4238 from the United States, or (706) 643-3355 from outside the U.S. The conference call I.D. number is 87696913. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through September 4, 2014 by dialing (800) 585-8367 from the U.S., or (404) 537-3406 from outside the U.S. The conference call I.D. number is 87696913.

This call will also be available as a live webcast which can be accessed at Eros’ Investor Relations Website at http://erosplc.com

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to the results prepared in accordance with International Financial Reporting Standards ("IFRSs") provided in this release, the Company has presented Adjusted EBITDA. The company uses Adjusted EBITDA ("Adjusted Earnings Before Interest, Tax, Depreciation and Amortization) along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Prospectus dated July 9, 2014 filed with the U.S. Securities and Exchange Commission. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The Company’s financial position and results of operations for any period fluctuate due to film release schedules. Film Release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com

Eros Now, the Company's on-demand entertainment portal accessible via internet-enabled devices, was launched in 2012 and now has available a selection of hundreds of movies and thousands of music videos. Eros Now eventually will include the Company's full film library, as well as third party content. For further information please visit: www.erosnow.com.

Eros International Plc

Mark Carbeck
Chief Corporate & Strategy Officer
44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1864
Email: wclay@sloanepr.com

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited; in thousands)

	June 30,	March 31,
	2014	2014
ASSETS
Non-Current assets:
Property, Plant and Equipment	$9,912	$10,166
Goodwill	1,878	1,878
Intangible Assets-trade name	14,000	14,000
Intangible assets-content	584,010	577,704
Intangible assets-Others	1,448	1,515
Available-for-sale financial assets	30,340	30,340
Deferred Tax assets	99	77
Trade Receivables and Other receivables	6,318	12,056
Total Non-current assets	$648,005	$647,736

Current Assets
Inventories	$553	$566
Trade Receivables and Other receivables	122,538	111,649
Current tax receivable	272	611
Cash and cash equivalents	135,810	145,449
1	259,173	258,275

Total assets	$907,178	$906,011

LIABILITIES
Current liabilities:
Trade and other payables	$23,804	$31,611
Short-term borrowings	97,246	92,879
Current Tax Payable	4,513	4,090
Total current liabilities	$125,563	$128,580
1
Non-current liabilities
Long-term borrowings	$164,699	$165,254
Other long-term liabilities	439	393
Derivative financial instruments	13,888	11,483
Deferred tax	23,068	22,260
	$202,094	$199,390

Total liabilities	$327,657	$327,970
Equity
Share Capital	$26,340	$26,322
Share Premium	226,971	223,333
Reserves	340,315	342,856
Other components of Equity	(40,286)	(39,315)
JSOP Reserve	(25,505)	(25,505)
1
Equity attributable to equity holders of Eros International Plc	$527,835	$527,691
Non-controlling interest	51,686	50,350
Total equity
Total equity	$579,521	$578,041

Total liabilities and shareholders’ equity	$907,178	$906,011

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited; in thousands, except per share amounts)

	Three Months Ended June 30,
	2014	2013
Revenue	$45,362	$40,963
Cost of sales	(33,224)	(28,368)
Gross Profit	12,138	12,595
Administrative cost	(9,966)	(4,425)
Operating profit	2,172	8,170
Financing costs	(2,473)	(2,358)
Finance income	853	656
Net Finance costs	(1,620)	(1,702)
Other (losses)/gains	(1,599)	5,500
(Loss)/profit before tax	(1,047)	11,968
Income Tax expense	(1,541)	(3,123)
(Loss)/profit for the period	$(2,588)	$8,845

Attributable to:
Equity holders of Eros International Plc	$(3,859)	$7,612
Non-controlling interest	1,271	1,233
1
Earnings per share (cents)
Basic Earnings per share	(7.9)	19.3
Diluted earnings per share	(7.9)	19.2

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; in thousands)

	Three Months Ended June 30,
	2014	2013
(Loss)/profit for the period	$(2,588)	$8,845

Other comprehensive income/(loss):
Items that will be subsequently reclassified to profit and loss
Exchange differences on translating foreign operations	(1,187)	(13,085)
Cash flow hedges	—
Reclassification to profit and loss	201	307
1
Total other comprehensive loss for the period	$(986)	$(12,778)
Total comprehensive loss for the period net of tax	$(3,574)	$(3,933)
1
Attributable to:
Owners of Eros International Plc	$(4,830)	$(963)
Non-controlling interests	1,256	(2,970)

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDING JUNE 30, 2014

(Unaudited, in thousands)

		Three Months Ended June 30,
	Note	2014	2013
Cash flows from operating activities:
(Loss)/profit before tax		$(1,047)	$11,968
Adjustments for:
Depreciation		242	184
Share-based payment		4,782	466
Amortization of intangibles assets - content		26,409	21,903
Amortization of other intangibles assets		66	128
Other non cash- items		2,521	(5,538)
Net finance charge		1,620	1,704
Loss on sale of property, plant and equipment		(3)	—
Movement in trade and other receivables		(4,976)	(1,439)
Movement in Inventories		16	—
Movement in trade and other payables		(4,691)	4,171
Cash generated from operations		24,939	33,547
Interest paid		(3,205)	(2,846)
Income taxes paid		15	385
Net cash generated from operating activities		$21,749	$31,086

Cash flows from investing activities:
Purchases of property, plant and equipment		(25)	(59)
Proceeds from disposal of property, plant and equipment		46	8
Purchase of intangible film rights and related content		(34,956)	(40,561)
Interest received		701	1,187
Net cash used in investing activities		$(34,234)	$(39,425)

Cash flows from financing activities:
Proceeds from issue of shares by subsidiary		272	—
Proceeds/repayment of short term debt (term loans)		4,739	29,777
Repayment of long term borrowings		(797)	(22,425)
Net cash generated from financing activities		$4,214	$7,352

Net decrease in cash and cash equivalents		(8,271)	(987)
Effect of exchange rate changes on cash and cash equivalents		(1,368)	(2,896)
Cash and cash equivalents, beginning of period		145,449	107,642
Cash and cash equivalents, end of period		$135,810	$103,759

Supplemental Financial Data

	Three months ended June 30,
	2014	2013
	(in thousands)
Revenue by customer location
India	$24,854	$22,269
Europe	7,415	2,143
North America	1,542	3,254
Rest of the world	11,551	13,297
Total Revenue	$45,362	$40,963

DEBT

	Nominal Interest Rate	Maturity	As at June 30, 2014	As at March 31, 2014
	%		(in thousands)
Asset backed borrowings
Term Loan	BPLR+2.75%	2014-15	—	165
Term Loan	13.3-15%	2014-15	444	645
Term Loan	10-15%	2014-15	31	38
Term Loan	BPLR+1.8%	2016-17	16,645	16,650
Term Loan	BPLR+2.75%	2017-18	4,099	4,384
Term Loan	BPLR+2.75%	2018-19	2,575	2,679
Export credit & overdraft	BPLR+1-3.5%	—	16,466	15,695
Export credit & overdraft	Libor+3.5%	—	25,511	23,997
Short term loan	Libor+2.75%	—	10,000	5,500
			$75,771	$69,753
Unsecured borrowings
Other borrowings	10.50%	2021-22	$8,167	$8,516
Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	158,750	158,750
Commercial papers	10-13%	—	16,645	13,320
Export credit & overdraft	BPLR+3.9%	—	—	6,735
Export credit & overdraft	13%	—	2,280	—
Short term loan	BPLR+3.5%	—	1,850	2,775
			$187,692	$190,096

Nominal value of borrowings			$263,463	$259,849
Cumulative effect of unamortized costs			(1,518)	(1,716)
Installments due within one year and short term borrowings			(97,246)	(92,879)
Long-term borrowings — at amortized cost			$164,699	$165,254

Base rate (“BR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain group assets.

Fair value of the long term borrowing as at June 30, 2014 is $180,000,000 (March 2014: $179,106,000). Fair values of long term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market rates available to the Group. Carrying amount of short term borrowings approximates fair value.

ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at June 30, 2014	57,778,113	17,333
B ordinary shares of 30p each at June 30, 2014	25,555,220	7,667
A ordinary shares of 30p each at March 31, 2014	57,778,113	17,333
B ordinary shares of 30p each at March 31, 2014	25,555,220	7,667

	Number of Shares			USD
				(in thousands)
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares
As at March 31, 2013	—	—	124,317,367	22,653
Issue of shares on August 12, 2013	—	—	1,431,000	221
Issue of shares on September 18, 2013	—	—	5,029,935	800
Three-for-one stock split and conversion on November 18, 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issue of shares on November 18, 2013	5,481,630	—	—	2,648
As at March 31, 2014	23,519,340	25,555,220	—	26,322
Shares to be issued	36,000	—	—	18
As at June 30, 2014	23,555,340	25,555,220	—	26,340

In July 2014, Eros completed a follow-on offering of shares on the NYSE of 7,224,888 A Ordinary shares of common stock, including shares sold upon exercise of the underwriters’ over-allotment option, of which 6,787, 444 shares were sold by the Company at a price to the public of $14.50 per share, raising $92.0 million in new capital.

SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending June 30,
	2014	2013
	(in thousands)
JSOP	$503	$311
IPO India Plan	49	155
Management Scheme (Staff Share Grant)	4,230	—
	$4,782	$466

The vesting and service conditions of the plans are consistent with the arrangements disclosed in the Company's Prospectus dated 9 July, 2014 subject to changes in respect of share numbers and values based on the three to one share consolidation and the conversion to US dollar based share values based on the exchange rate ruling on the date the share were listed on the NYSE. This charge has been included in administrative costs in the Consolidated Income statement.

EARNINGS PER SHARE

	Three months ending June 30,
	2014		2013
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$(3,859)	$(3,859)	$7,612	$7,612
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking (1)	—	—	—	(33)
Adjusted earnings attributable to equity holders of the parent	$(3,859)	$(3,859)	$7,612	$7,579

Number of shares
Weighted average number of shares	49,084,450	49,084,450	39,438,958	39,438,958
Potential dilutive effect related to share based compensation schemes (2)	—	—	—	(13,384)
Adjusted weighted average number of shares	49,084,450	49,084,450	39,438,958	39,425,574

Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	(7.9)	(7.9)	19.3	19.2

The above table does not split the earnings per share separately for the A Ordinary 30p shares and the B Ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings. All share and per share data provided herein gives effect to the three-for-one stock split conversion that occurred in November 2013, retroactively.

Options under the JSOP can potentially dilute basic earnings per share and have been included as appropriate in the calculation of diluted earnings per share except where they are anti-dilutive. During the three months ended June 30, 2013 and 2,000,164 shares were not included in diluted earnings per share.

Items not included in the calculation of diluted earnings per share in the three months ended June 30, 2014 due to their anti-dilutive effect were;

(1)	$36,000 in respect of the potential dilutive effect related to share based compensation scheme in subsidiary undertakings.
(2)	147,400 shares related to potential dilutive effect related to share based compensation schemes.

OTHER GAINS AND LOSSES

	Three months ended June 30,
	2014	2013
	(in thousands)
(Gains)/losses on disposal of property, plant and equipment	$(3)	$—
Net foreign exchange (gains)/losses	(803)	489
Net (gains)/losses on held for trading financial liabilities	2,405	(5,989)
	$1,599	$(5,500)

The net loss and gain on held for trading financial liabilities in the three months ended June 30, 2014 and 2013 principally relate to derivative instruments not designated in a hedging relationship.

ADJUSTED EBITDA

The following table sets forth the reconciliation of the Company's net income to Adjusted EBITDA.

	Three months ended June 30,
	2014	2013
	(in thousands)
Net Income	$(2,588)	$8,845
Income tax expense	1,541	3,123
Net finance costs	1,620	1,702
Depreciation	242	184
Amortization (1)	66	128
Share based payments (2)	4,782	466
Losses/(Gains) on Impairments of derivatives	2,405	(5,989)
Adjusted EBITDA	$8,068	$8,459

(1) Includes only amortisation of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.